UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Barnes & Noble Education, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

06777U101

(CUSIP Number)

July 29, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lids Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,153,846 shares of common stock of the Issuer (“Common Stock”)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,153,846 shares of Common Stock of the Issuer
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,153,846 shares of Common Stock of the Issuer
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.25%
12.	TYPE OF REPORTING PERSON (see instructions) CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fanatics, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,153,846 shares of Common Stock
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,153,846 shares of Common Stock
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,153,846 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.25%
12.	TYPE OF REPORTING PERSON (see instructions) CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fanatics Lids College, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 266,000 shares of Common Stock
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 266,000 shares of Common Stock
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 266,000 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .52%
12.	TYPE OF REPORTING PERSON (see instructions) CO

Item 1.

Name of Issuer: Barnes & Noble Education, Inc.

(a)	Address of Issuer’s Principal Executive Offices:

120 Mountain View Blvd., Basking Ridge, NJ 07920

Item 2.

(a)	Name of Person Filing

This statement is being jointly filed by Lids Holdings, Inc., Fanatics Lids College, Inc., Fanatics, Inc. and FanzzLids Holdings, LLC (collectively, the “Filing Persons”) pursuant to Rule 13d-1(k) of the Act.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached as Exhibit 99.1 to this Schedule 13G, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1).

For Lids Holdings, Inc., Fanatics Lids College, Inc. and FanzzLids Holdings, LLC:

Lids Holdings, Inc. is the record holder of 1,153,846 shares of Common Stock, and Fanatics Lids College, Inc. is the record holder of 266,000 shares of Common Stock. Lids Holdings, Inc. and Fanatics Lids College, Inc. are indirect subsidiaries of FanzzLids Holdings, LLC (the “JV”). The JV is a joint venture between Lids Investment Holdings, LLC and Fanatics Leader Holdings, LLC. Thomas H. Ripley and Lawrence S. Berger may be deemed to be beneficial owners of the 1,153,846 shares of Common Stock held of record by Lids Holdings, Inc. and the 266,000 shares held of record by Fanatics Lids College, Inc. in their capacity as controlling managers and members of Lids Investment Holdings, LLC, which is the majority owner of and has managerial control with respect to the JV .

For Fanatics, Inc.:

Fanatics, Inc. is the record holder of 1,153,846 shares of Common Stock. Fanatics Holdings, Inc. owns 100% of the issued and outstanding capital stock of Fanatics, Inc.

Pursuant to Rule 13d-1 of the Act, the Filing Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

(b)	Address of the Principal Office or, if none, residence

For Lids Holdings, Inc., Fanatics Lids College, Inc. and FanzzLids Holdings, LLC:

c/o Ames Watson, LLC

6100 Merriweather Dr Suite 210

Columbia, MD 21044

For Fanatics, Inc.:

225 Washington Street, 3rd Floor

Conshohocken, PA 19428

Attention: General Counsel

(c)	Citizenship

Lids Holdings, Inc., Fanatics Lids College, Inc., Fanatics, Inc., Fanatics Holdings, Inc. and FanzzLids Holdings, LLC are each companies incorporated under the laws of Delaware. Thomas H. Ripley and Lawrence S. Berger are each citizens of the United States of America.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

06777U101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

1. Lids Holdings, Inc.

(a)	Amount beneficially owned: 1,153,846 (the “Shares”)

(b)	Percent of class: 2.25%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 1,153,846

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 1,153,846

(iv)	Shared power to dispose or to direct the disposition of 0

2. Fanatics, Inc.

(a)	Amount beneficially owned: 1,153,846 (the “Shares”)

(b)	Percent of class: 2.25%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 1,153,846

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 1,153,846

(iv)	Shared power to dispose or to direct the disposition of 0

3. Fanatics Lids College, Inc.

(a)	Amount beneficially owned: 266,000 (the “Shares”)

(b)	Percent of class: 0.52%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 266,000

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 266,000

(iv)	Shared power to dispose or to direct the disposition of 0

*

The percentages above are based upon 51,384,234 Shares of the Issuer outstanding, which is the total number of Shares of the Issuer outstanding as of June 17, 2021, as reported in the Issuer’s Form 10-K filed with the U.S. Securities and Exchange Commission on June 30, 2021.

See Item 2 for further information regarding share ownership.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

By virtue of the JV’s ownership interest in Lids Holdings, Inc. and Fanatics, Inc., Fanatics Holdings, Inc., Thomas H. Ripley, Lawrence S. Berger and the Reporting Persons may be deemed to be part of a group with respect to the shares of Common Stock covered by this statement.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

Exhibit 99.1

Joint Filing Agreement dated August 10, 2021, by and among Lids Holdings, Inc., Fanatics Lids College, Inc., FanzzLids Holdings, LLC and Fanatics, Inc.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2021

Lids Holdings, Inc.

By:	/s/ Thomas H. Ripley
Name:	Thomas H. Ripley
Title:	President

Fanatics Lids College, Inc.

By:	/s/ Thomas H. Ripley
Name:	Thomas H. Ripley
Title:	President

FanzzLids Holdings, LLC

By:	/s/ Thomas H. Ripley
Name:	Thomas H. Ripley
Title:	Authorized Person

Fanatics, Inc.

By:	/s/ Michener B. Chandlee
Name:	Michener B. Chandlee
Title:	Chief Financial Officer & Treasurer